July 3, 2025

Man Siu Ming
Chief Executive Officer
Primega Group Holdings Ltd
Room 2912, 29/F., New Tech Plaza
34 Tai Yau Street
San Po Kong
Kowloon, Hong Kong

       Re: Primega Group Holdings Ltd
           Registration Statement on Form F-1
           Response dated June 25, 2025
           File No. 333-287735
Dear Man Siu Ming:

       We have reviewed your Supplemental Response dated June 25, 2025 and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18, 2025 letter.

Supplemental Response dated June 25, 2025
General

1. We note your response to prior comment 1. Please provide an expanded response to that comment to address clearly the terms of the ten separate SPAs with each of the
       Purchasers, pursuant to which Mr. Man sold an aggregate of 13,464,000 shares directly to the Purchasers on April 7, 2025. Also, address the last sentence of our prior comment to clarify why the company has elected to register the resales by these selling shareholders and why such resales are being registered at this time.
 July 3, 2025
Page 2

       Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Kevin Dong, Esq.